Wilson Sonsini Goodrich &Rosati
Professional Corporation
1700 K Street, NW, Fifth Floor
Washington, D.C. 20006-3817
PHONE 202.973.8800
FAX 202.973.8899
www.wsgr.com

March 6, 2015

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attn:    Melissa Campbell Duru, Special Counsel

Re:	comScore, Inc.
Schedule 14D-9
Filed February 20, 2015
File No. 005-83687

Ladies and Gentlemen:
On behalf of our client, comScore, Inc. (the “Company”), we hereby submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2015 (the “Staff Letter”) relating to the Company’s Schedule 14D-9 (the “Schedule 14D-9”) filed with the Commission on February 20, 2015 (File No. 005-83687).
In this letter, we have recited the comments from the Staff Letter in bold and italicized type and have followed each comment with the Company’s response. Unless otherwise defined in this letter, capitalized terms shall have the meaning ascribed to such terms in the Schedule 14D-9. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 4. The Solicitation or Recommendation

1.
Your current disclosure states that because of “competing considerations, while the comScore board unanimously determined that the transactions are in the best interest of …stockholders, the comScore Board is not expressing an opinion and is remaining neutral…” We further note disclosure that the Board did not find it practicable to and did not quantify or assign relative weights to specific factors considered. Given the parties’ negotiations, the Board’s approval of the Offer and associated transactions, and the parties’ apparent intentions regarding a strategic alliance of companies, please further explain why the Board was unable to express an opinion on the Offer. Alternatively, please revise to identify which factors, if any, more significantly influenced the decision to remain neutral.

RESPONSE TO COMMENT 1:
The Company respectfully advises the Staff that the Schedule 14D-9 discloses the comScore Board’s affirmative decision to not express an opinion and to remain neutral with respect to the Offer. The comScore Board considered the various factors disclosed at a summary level under the heading “Solicitation or Recommendation” in Item 4 of the Schedule 14D-9 and in greater specificity under the heading “Background and Reasons for the comScore Board’s Determination- Reasons for the comScore Board’s Determination” in Item 4 of the Schedule 14D-9. Each of those factors individually taken in isolation might prompt the comScore Board to recommend either rejecting or accepting the offer, as no single factor in isolation resulted in a neutral outcome for stockholders of the Company. Taken as a whole, however, and as described in the Schedule 14D-9, the comScore Board concluded in accordance with its fiduciary duties under the General Corporation Law of Delaware that the various competing considerations precluded the comScore Board from making a recommendation to accept or reject the Offer. Accordingly, consistent with its duties under the General Corporation Law of Delaware and the requirements of Item 4 of Schedule 14D-9, the comScore Board expressed a neutral opinion with respect to the Offer.
The Company further supplementally advises the Staff that the comScore Board did not attribute any specific weighting or importance to the individual factors disclosed in the Schedule 14D-9. The comScore Board evaluated the Offer in its totality and based its recommendation on a holistic analysis as opposed to a piecemeal approach. The Company respectfully submits that the disclosure in the Schedule 14D-9 is consistent with the discussions by the comScore Board in its evaluation of the Offer.

2.
Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration was given to summarizing your discussions with any of the financial advisors with whom the board consulted, including any summary of material written analyses or presentations that the advisors provided to the board. Refer generally to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

RESPONSE TO COMMENT 2:
The Company supplementally advises the Staff that it considered whether any discussions with the Company’s financial advisors would be material information that would be necessary (a) to make the required statements in the Schedule 14D-9, in light of the circumstances they were made, not materially misleading, and (b) to disclose to the Company’s stockholders consistent with the Company Board’s duties under the General Corporation Law of Delaware. The Company respectfully submits that the discussions with its financial advisors were not material information under either standard with respect to the Offer since the analysis prepared by JPM with respect to the price of the Company’s common stock focused on the historical price of the Company stock that was otherwise publicly available to all stockholders and did not project an expected valuation of the Company or its common stock price as a result of the related transactions of the Offer.
The Company supplementally advises the Staff that the Company publicly disclosed its intention to acquire WPP’s European IAM Business and entry into the Strategic Alliance Agreement several days in advance of the Offer. During that period, the market for the Company’s stock evaluated the value of those transactions and reacted to that information as demonstrated by the significant change in the trading price of the Company’s stock. The Company supplementally advises the Staff that the price per share of the Offer proposed by WPP was based on a trailing volume-weighted average price of the Company’s stock during the period prior to the announcement plus a premium that was determined prior to the Offer. Accordingly, the Company respectfully submits that, even if JPM had projected the value of the Company’s common stock in the course of its analysis, such information would be stale as of the time of the announcement of the Offer.
For these reasons, the Company respectfully submits that no further disclosure of the discussions with its financial advisors with respect to the Offer beyond that information previously disclosed in the Schedule 14D-9 are material to stockholders.
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Attached hereto as Appendix I is the written statement of the Company of the representations requested in the Staff Letter.
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Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8823 or Robert Day at (650) 320-4622. Thank you for your assistance.
Sincerely,

WILSON SONSINI GOODRICH & ROSATI,
PROFESSIONAL CORPORATION

/s/ Michael C. Labriola

Michael C. Labriola

cc:    Serge Matta, comScore, Inc.
Melvin Wesley III, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Appendix I
With respect to that certain Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2015 (File No. 005-83687) by the comScore, Inc. (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMSCORE, INC.

By:    /s/ Christiana L. Lin
Christiana L. Lin
EVP, General Counsel and Chief Privacy Officer
March 6, 2015